UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wright Investors' Service Holdings, Inc.

File No. 0-50587 - CF#29178

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Wright Investors' Service Holdings, Inc. (formerly known as National Patent Development Corporation) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 21, 2012.

Based on representations by Wright Investors' Service Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.15	through December 21, 2022
Exhibit 10.18	through November 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel